UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*



                              Mego Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   5851623083
                                 (CUSIP Number)



                                December 31, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  /X/  Rule 13d-1(b)

  / /  Rule 13d-1(c)

  / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 2 OF 14 Pages
-----------------------------                       ---------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        Strome Investment Management, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        95-4450882
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER


      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 236,000
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                236,000
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          236,000
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IA, PN

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 3 OF 14 Pages
-----------------------------                       ---------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        SSCO, Inc.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        95-4352192
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER


      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 236,000
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                236,000
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          236,000
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO, HC

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 4 OF 14 Pages
-----------------------------                       ---------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        Mark E. Strome
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        None

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER


      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 236,000
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                236,000
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          236,000
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN, HC

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 5 OF 14 PAGES
-----------------------------                       ---------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        Strome Offshore Limited
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        None
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER


      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 203,000
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                203,000
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          203,000
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 6 OF 14 PAGES
-----------------------------                       ---------------------------


ITEM 1(A).         NAME OF ISSUER.
                   Mego Financial Corp.

ITEM 1(B).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
                   4310 Paradise Road
                   Las Vegas, NV 89019

ITEM 2(A).  NAME OF PERSONS FILING

                   This statement is being filed by:

                   (a)   Strome Investment Management, L.P. ("SIM");
                   (b)   SSCO, Inc, ("SSCO");
                   (c)   Mark E. Strome ("Strome"); and
                   (d)   Strome Offshore Limited ("SOL")

                      collectively the "Reporting Persons".

                  SIM is a Delaware limited partnership and a registered investment adviser. SIM is the sole general partner of and investment adviser to an investment limited partnership and a managed account that directly own shares of common stock of Mego Financial Corp. (the "Stock"). SIM is also the investment adviser to SOL that directly owns shares of the Stock.

                  SSCO is the sole general partner of SSIM. The Mark E. Strome Living Trust, dated 01/16/97 (the "Trust") is the controlling shareholder of SSCO. Mark E. Strome is the settlor and a trustee of the Trust.

                  SIM's beneficial ownership of the Stock is direct because of its general partnership interests in the investment limited partnership that directly owns shares of the Stock. SIM also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the investment limited partnership, the managed account and SOL (collectively referred to hereinafter as the "Entities")). SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SIM, and is reported solely because Rule 13d-1(a) and (b) promulgated under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13G within the specific time period. The answers on blocks 6, 8, 9 and 11 on pages 3 and 4 above and in response to item 4 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SSIM and the relationship of SSCO and Strome to SSIM.

                  Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 7 OF 14 PAGES
-----------------------------                       ---------------------------



ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

            a.       100 Wilshire Blvd., 15th Fl. Santa Monica, CA 90401
            b.       100 Wilshire Blvd., 15th Fl. Santa Monica, CA 90401
            c.       100 Wilshire Blvd., 15th Fl. Santa Monica, CA 90401
            d.       100 Wilshire Blvd., 15th Fl. Santa Monica, CA 90401

ITEM 2(C).  CITIZENSHIP.

            a.       Strome Investment Management, L.P. - Delaware
            b.       SSCO, Inc. - Delaware
            c.       Mark E. Strome - United States
            d.       Strome Offshore Limited - Cayman Islands

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

            Common Stock, par value $0.01 per share.


ITEM 2(E).  CUSIP NUMBER.

            5851623083

ITEM 3.
                  If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            [ ]   (a) Broker or dealer registered under section 15 of the Act
         (15 U.S.C. 78o).

            [ ]   (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
         78c).

            [ ]   (c) Insurance company as defined in section 3(a)(19) of the
         Act (15 U.S.C. 78c).

            [ ]   (d) Investment company registered under section 8 of the
         Investment Company Act of 1940 (15 U.S.C. 80a-8).

            [X]   (e) An investment adviser in accordance with
         ss.240.13d-1(b)(1)(ii)(E);

            [ ]   (f) An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

            [X]   (g) A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

            [ ]   (h) A savings association as defined in Section 3(b) of the
         Federal Deposit Insurance Act (12 U.S.C. 1813);

            [ ]   (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            [ ]   (j) Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant toss.240.13d-1(c), check this box .

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 8 OF 14 PAGES
-----------------------------                       ---------------------------


ITEM 4.            OWNERSHIP.

                  (a) Amount beneficially owned:

                  SIM, SSCO and Strome each directly or indirectly beneficially own 236,000 shares of Stock and SOL directly beneficially owns 203,000 shares of Stock. SOL's and SIM's beneficial ownership is direct and SSCO's and Strome's beneficial ownership is indirect.

                  (b) Percent of class: 6.7%

                  (c) Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote: 0

                           (ii)     Shared power to vote or to direct the vote:
                                    The Reporting Persons share with each other the power to vote all 236,000 shares of Stock for which they have direct or indirect beneficial ownership. No other person has the power to vote such shares.

                           (iii) Sole power to dispose or to direct the disposition of: 0

                           (iv) Shared power to dispose or to direct the disposition of: The Reporting Persons share with each other the power to dispose of all 236,000 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  SIM, a registered investment adviser, SSCO, its general partner, Strome, the trustee of SSCO's controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, and to direct the receipt of proceeds from the sale of Stock to SSIM's investment advisory clients. No single investment advisory client of SSIM owns more the 5% of the Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  SSCO and Strome are each considered the equivalent of a parent holding company for purposes of this Schedule 13G. SIM, a registered investment adviser, is considered SSCO's and Strome's subsidiary. See Exhibit B.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  Inapplicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  Inapplicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 10 OF 14 PAGES
-----------------------------                       ---------------------------



                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002
                                       STROME INVESTMENT MANAGEMENT, L.P.


                                    By:  /s/ Jeffrey S. Lambert
                                       -----------------------------------------
                                       Name:    Jeffrey S. Lambert
                                       Title:   Chief Operating Officer

                                       SSCO, INC.


                                    By:  /s/  Jeffrey S. Lambert
                                       -----------------------------------------
                                       Name:    Jeffrey S. Lambert
                                       Title:   Chief Operating Officer


                                       MARK E. STROME


                                    By:  /s/  Jeffrey S. Lambert
                                       -----------------------------------------
                                       Name:    Jeffrey S. Lambert
                                       Title:   Attorney-in-Fact

                                       STROME OFFSHORE LIMITED


                                    By:  /s/  Jeffrey S. Lambert
                                       -----------------------------------------
                                       Name:    Jeffrey S. Lambert
                                       Title:   Director

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 11 OF 14 PAGES
-----------------------------                       ---------------------------


                                   EXHIBITS


EXHIBIT A         Power of Attoney Granted by Mark E. Strome

EXHIBIT B         Statement With Respect to Joint Filing of Schedule 13G

EXHIBIT C         Identification and Classification of Subsidiary Which
                  Acquired Security Being Reported On By the Parent Holding
                  Company

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 12 OF 14 PAGES
-----------------------------                       ---------------------------



                         POWER OF ATTORNEY FORMS FOR
                      SCHEDULES 13D AND 13G AND FORM 13F


            I, Mark E. Strome in my individual capacity and as a principal of Strome Susskind Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Susskind Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating thereto required to be filed under the Securities Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential information contained therein. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

            I hereby execute this Power of Attorney as of this 12th day of August, 1994.




                                          /s/  Mark E. Strome
                                          --------------------------------------
                                          Mark E. Strome

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 13 OF 14 PAGES
-----------------------------                       ---------------------------



                                  Exhibit B

             JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f) (1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:   February 14, 2002


/s/  Jeffrey S. Lambert
------------------------------------------------
Mark E. Strome


STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
By SSCO, Inc., its General Partner


By:  /s/  Jeffrey S. Lambert
   ---------------------------------------------
     Jeffrey S. Lambert, Chief Financial Officer


SSCO, INC.



By:  /s/  Jeffrey S. Lambert
   ---------------------------------------------
     Jeffrey S. Lambert, Chief Financial Officer


STROME OFFSHORE LIMITED



By:  /s/  Jeffrey S. Lambert
   ---------------------------------------------
     Jeffrey S. Lambert, Director

-----------------------------                       ---------------------------
CUSIP No. 5851623083                       13G           PAGE 14 OF 14 PAGES
-----------------------------                       ---------------------------



                                  Exhibit C

            Identification and Classification of Subsidiary Which
      Acquired Security Being Reported On By the Parent Holding Company


SIM, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to Warren Buffet and Berkshire Hathaway, Inc. (available December 18, 1987), SSCO and Strome are each considered the equivalent of a parent holding company of SSIM and are therefore eligible to report their indirect beneficial ownership in such shares on Schedule 13G.